SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.



                            FORM U-57


         NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS


                Filed under Section 33(a) of the

     Public Utility Holding Company Act of 1935, as amended


               Entergy Power China Holdings, Ltd.
              _____________________________________
                (Name of foreign utility company)


              Entergy Power Development Corporation
         _______________________________________________
         (Name of filing company, if filed on behalf of a foreign utility company)


        The Commission is requested to mail copies of all communications relating to this Notification to:

Laurence M. Hamric, Esq.           Thomas C. Havens, Esq.
Associate General Counsel          Whitman Breed Abbott & Morgan LLP
Entergy Services, Inc.             200 Park Avenue
639 Loyola Avenue                  New York, New York  10166
New Orleans, Louisiana  70113


                    Frederick F. Nugent, Esq.
                    General Counsel
                    Entergy Enterprises, Inc.
                    4 Park Plaza, Suite 2000
                    Irvine, California  92614

     Entergy Power Development Corporation, a wholly-owned subsidiary of Entergy Corporation ("Entergy"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby notifies the Securities and Exchange Commission that Entergy Power China Holdings, Ltd. ("EPC") is, and claims status as, a "foreign utility company" ("FUCO") within the meaning of Section 33 of the Act.

Item 1.   Name, Business Address, Facilities and Ownership.

     The name and business address of the company claiming FUCO status is:

                    Entergy Power China Holdings, Ltd.
                    c/o Caledonian Bank & Trust Limited
                    Caledonian House, Ground Floor
                    Mary Street
                    George Town, Grand Cayman B.W.I.
                    Cayman Islands

     EPC, a wholly-owned indirect subsidiary of Entergy, was formed to acquire and hold Entergy's interest in Nantong Entergy Heat & Power Co., Ltd. ("Nantong"). Nantong owns and operates a cogeneration power plant (the "Plant") located in the Nantong Economic and Technological Development Zone (the "Zone") in the Peoples Republic of China. The Plant consists of two 12 MW turbine generators, three 75 ton-per-hour pulverized coal-fired steam boilers, electrostatic precipitators, a water treatment plant, coal and ash handling facilities, a 110 kV switchyard and other related auxiliary equipment. Process steam produced at the Plant will be sold to the Jiangsu Provincial Power Bureau. Entergy, indirectly through EPC and other subsidiaries, own a 92% interest in Nantong.

     No person (other than Entergy) currently owns a 5% or more voting interest in EPC.

Item 2. Domestic Associate Public-Utility Companies of EPC and their Relationship to EPC.

     The following companies, each of which is a direct or indirect subsidiary of Entergy, are domestic public utility associate companies of EPC: Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi"), Entergy New Orleans, Inc. ("Entergy New Orleans"), The Arklahoma Corporation ("Arklahoma"), System Energy Resources, Inc. ("SERI"), Entergy Power, Inc. ("EPI") and Entergy Operations, Inc. ("EOI") (Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, Arklahoma, SERI, EPI and EOI are collectively referred herein to as the "Domestic Utilities"). None of the Domestic Utilities has made an investment in or has any contractual relationship with EPC.

               EXHIBIT A.     State Certification


Not applicable.

                            SIGNATURE

     The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



                         ENTERGY POWER DEVELOPMENT CORPORATION


                              By: /s/ Frederick F. Nugent
                                  Frederick F. Nugent
                                  Secretary


Dated:  April 23, 1999